Exhibit 2.1
PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 26th day of September, 2005 by and among: (i) Veard Baytown Limited Partnership, an Ohio limited partnership, (ii) Veard Stafford Limited Partnership, an Ohio limited partnership, (iii) Veard Lake Jackson Limited Partnership, an Ohio limited partnership, (iv) Veard Wharton Limited Partnership, an Ohio limited partnership, (v) Veard Irving Limited Partnership, an Ohio limited partnership, (vi) Veard Arlington Limited Partnership, an Ohio limited partnership (vii) Veard Amarillo Limited Partnership, an Ohio limited partnership, (viii) Veard Victoria Limited Partnership, an Ohio limited partnership, (ix) Veard Kettering Limited Partnership, an Ohio limited partnership, (x) Veard-Canton Limited Partnership, an Ohio limited partnership, (each a “Seller”, and collectively, the “Sellers”); and (xi) Paragon Real Estate Equity and Investment Trust, a Maryland business trust (“Buyer”).
W I T N E S S E T H:
     WHEREAS, Buyer and the Sellers desire to enter into an agreement whereby each Seller shall sell to Buyer, and Buyer shall purchase from each Seller, certain real estate and assets owned by each Seller in exchange for the consideration hereinafter provided.
     NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, and subject to the terms and conditions hereinafter set forth, Buyer and the Sellers agree as follows:
Article I—Schedules and Exhibits; Definitions
     The following schedules are attached to (or, if not attached, shall be attached by the Sellers within fifteen (15) days of its execution hereof) and form a part of this Agreement.
Schedules

Schedule 2.1(a):	Properties
Schedule 2.1(d):	Personal Property
Schedule 2.1(e):	Occupancy Leases
Schedule 2.1(f):	Service Contracts
Schedule 2.1(g):	Intangible Assets
Schedule 2.2:	Assumed Debt
Schedule 6.1(n):	Environmental Matters
Exhibits

Exhibit A: Form of Special Warranty Deed

Exhibit B:	Bill of Sale
Exhibit C:	Assignment of Occupancy Leases
Exhibit D:	Assignment of Service Contracts and Intangible Assets
Exhibit E:	Site Plan for each Property
Exhibit F:	Rent Roll for the Properties
Exhibit G:	Acknowledgement of Escrow Agent
Appendix
     Appendix A: Purchase Price Allocation
Definitions
     “Material Adverse Effect,” “Material Adverse Change” or a similar phrase shall mean any material adverse effect on or change with respect to (a) the Properties (taken as a whole), Assumed Debt (taken as a whole), financial condition or results of operations of the Properties, or (b) the right or ability of any of the Sellers to consummate any of the transactions contemplated hereby; provided, however, that in no event shall any of the following constitute a material adverse change or be deemed to have a material adverse effect: (i) any change resulting from changes in general business or economic conditions that disproportionately effect the Properties; or (ii) any change resulting from compliance by Sellers with the terms of, or taking of any action contemplated or permitted by, this Agreement.
Article II—The Properties
     2.1 Sale and Transfer of the Properties. Upon and subject to the terms and conditions herein set forth, the Sellers agree to sell and convey to Buyer, and Buyer agrees to purchase and acquire from the Sellers, the following described properties and assets to the extent owned by the Sellers:
          (a) all of the parcels of real property set forth on the attached Schedule 2.1(a) together with all appurtenances, hereditaments, rights, privileges and easements belonging to or in any way appertaining thereto (each a “Property”, and collectively, the “Properties”);
          (b) all buildings, improvements and fixtures of whatsoever kind or nature situated upon the Properties, together with all electrical, heating, air-conditioning, plumbing and other equipment and systems, canopies and landscaping thereto (the “Improvements”);
          (c) all right, title and interest of each Seller in and to (i) all public and private streets, roads, avenues, alleys and passageways, open or proposed, in front of or abutting any Property; (ii) any award made after the date hereof or to be made and any unpaid award for damage (insurance or otherwise) to any Property or the Improvements by reason of any taking or change of grade of any such street, road, avenue, alley or passageway; and (iii) any strips or gores of land adjoining any Property;

          (d) all furnishings, furniture, supplies, equipment, computer systems, hardware, management software, golf carts, tools, vehicles, property management related hardware systems, and all and other personal property related to each Property or the Improvements (the “Personal Property”), including, without limitation, the Personal Property described on Schedule 2.1(d);
          (e) all leases, tenancies, options to lease, licenses and agreements, written or oral, relative to the occupancy, use and or lease of any Property or the Improvements or any part thereof (the “Occupancy Leases”), including without limitation, the Occupancy Leases described on Schedule 2.1(e);
          (f) all service agreements and other contracts relating to the operation or maintenance of any Property or the Improvements (the “Service Contracts”) including without limitation, the Service Contracts described on Schedule 2.1(f);
          (g) all licenses, permits, trade names, any names by which any Property may be identified, warranties and any other intangible assets or interest associated with or useful in the operation of any Property or the Improvements (collectively, the “Intangible Assets”) including without limitation, the Intangible Assets described on Schedule 2.1(g); and
          (h) all architectural drawings, engineering studies, soils tests, environmental studies, plans and specifications, surveys, site plans, utilities plans and interior design layouts and drawings in any way relating to the Properties or the Improvements or copies thereof, which are in the possession or control of any Seller (collectively, the “Engineering Product”).
     2.2 Assumption of Debt and Other Obligations. At the Closing (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement, Buyer agrees to assume and pay or discharge as they come due, only such legally binding mortgage debt obligations of the Sellers as described on Schedule 2.2, and no others, and only to the extent as such debt obligations exist on the Closing Date (as hereinafter defined) (the “Assumed Debt”). At the Closing (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement, Buyer also agrees to assume and pay or discharge as they come due, the obligations created by and associated with the Service Contracts and Occupancy Leases (the “Assumed Obligations”).
     2.3 Alternative Purchase Structures. Buyer and Sellers are currently exploring the potential benefits and liabilities to each with respect to alternative purchase structures and may elect to mutually amend the transaction structure set forth herein to accommodate a revised purchase structure that would mutually benefit each party.

Article III—Consideration
     3.1 Purchase Price. Subject to the terms and conditions of this Agreement, Buyer will pay to the Sellers the sum of Sixty Four Million Six Hundred Fifty Nine Thousand and 00/100 Dollars ($64,659,000), such amount being the sum of the mutually agreed values for each Property (the “Purchase Price”). The Purchase Price shall be subject to adjustment pursuant to the results of Buyer’s due diligence examination pursuant to Sections 4.2 and 4.3.
     3.2 Payment of the Purchase Price. The Purchase Price shall be paid to the Sellers in the following manner:
          (a) Less the sum of Seventy Five Thousand and 00/100 Dollars ($75,000) to be deposited by wire transfer with the Escrow Agents (as hereinafter defined) in equal proportion within one (1) business day after complete execution of this Agreement and less the sum of Twenty Five Thousand and 00/100 Dollars ($25,000) to be deposited by wire transfer with the Escrow Agents in equal proportion within one (1) business day after expiration of the Review Period (as hereinafter defined) (collectively, the “Earnest Money Deposit”).
          (b) Less an amount equal to the principal amount of the Assumed Debt;
          (c) The remaining amount of the Purchase Price in such amount as adjusted pursuant to Section 4.3 or Article XIII (the “Cash Balance”), shall be paid through the Escrow Agents in cash or by wire transfer, on the Closing Date (as hereinafter defined).
     3.3 Allocation of Purchase Price. The Purchase Price with respect to each Property will be allocated between the Properties and Improvements and the Personal Property according to the mutual agreement of the parties as set forth on Appendix A, to be attached hereto on or before the Closing Date.
Article IV—Review Period
     4.1 Condition of the Properties. Buyer acknowledges and agrees that, except as otherwise expressly set forth in this Agreement, Buyer agrees to accept the Properties and all portions thereof in an “AS IS” condition, subject to ordinary wear and tear. The term “ordinary wear and tear” as used this Section 4.1 shall mean that such individual residential units located within the Properties are in a move-in condition with the exception of interior painting and carpet cleaning and with all appliances in working order, and no major capital work being required on the exteriors of the Properties or the respective grounds attendant thereto. Buyer acknowledges that Buyer has the opportunity, pursuant to this Article IV, to inspect each Property, including the right to perform environmental site assessments and to examine the physical condition and state of repair of each Property, including all of the Improvements and Personal Property thereto. Buyer shall not initiate any claim for Damages (as hereinafter defined) pursuant to Article XVIII and request indemnification from any Seller with respect to matters of which Buyer had actual knowledge prior to the Closing Date.
     4.2 Review Period. Within sixty (60) days from the date in which this Agreement is fully executed, Buyer shall have the right to examine any and all materials and Properties in connection with this Agreement (the “Review Period”). Each Seller shall provide or shall make available to Buyer, all pertinent documents, including, but not limited to engineering tests, environmental studies, reports, surveys that are in Seller’s possession for each Property, title insurance policies, rent rolls, financial statements for the current year and the past three (3) years. Buyer shall be entitled to physically inspect the Properties during business hours, upon forty eight (48) hours advance notice to the Sellers, to determine the feasibility, suitability and desirability of purchasing the Properties, it being agreed that if Buyer, in its sole discretion, shall determine not to proceed with the transactions contemplated in this Agreement, Buyer may terminate this Agreement by delivering written notice (the “Termination Notice”) to the Sellers prior to 5:00 P.M. Eastern Standard Time on the last day of the Review Period, in which case the Sellers and the Escrow Agents shall return all funds (less amounts permitted to be retained by Sellers pursuant to Section 4.4), together with interest thereon, and documents paid or deposited by Buyer or any Seller, and Buyer and each Seller shall each be relieved of all further liability hereunder. If Buyer does not deliver the Termination Notice within the aforementioned time period, Buyer shall be deemed to have waived its right to terminate this Agreement pursuant to this Section and the Escrow Amount shall be non-refundable to Buyer unless this Agreement shall fail to close by reason of the Sellers’ default pursuant to Article XVII. Buyer acknowledges and agrees that, except as otherwise expressly set forth in this Agreement, the Sellers have made no representation or warranty whatsoever, express or implied, as to the condition, quantity or quality of the Properties, or any portion thereof. Buyer acknowledges that it has the opportunity, pursuant to this Article IV, to inspect the Properties, including the right to perform environmental site assessments and to examine the physical condition and state of repair of the Properties, including all Improvements, fixtures, machinery, apparatus and equipment located thereon. Without limiting the generality of the foregoing, Buyer has not relied on any representations or warranties, and the Sellers (or any of their agents or representatives) have not and are not willing to make any representations or warranties, express or implied, other than as may be expressly set forth in this Agreement.
     4.3 Due Diligence Adjustment. The Purchase Price shall be subject to adjustment based upon the results of Buyer’s due diligence examination of the Properties pursuant to Section 4.2. Adjustments shall be made to the Purchase Price in such instances where capital improvements are required to the common areas of any Property or to place any unoccupied residential unit of any Property in an immediate “rental ready”, move-in condition as mutually agreed upon between Buyer and each Seller, as applicable. For instance, adjustments to the Purchase Price may be made for any and all costs needed for the replacement or repair of appliances, carpeting, decks, heating and air conditioning or other mechanical systems, roofing, or parking lot surfacing. The cash available to each Seller in its respective replacement reserve account shall offset any such Purchase Price adjustments. In the event that the amount held in such respective replacement reserve account is insufficient to satisfy the total amount of the Purchase Price adjustment or no such replacement reserve account exists, an adjustment shall be made to the Purchase Agreement either to the extent such deficiency exists or in an amount equal to the total cost of the capital improvement, as applicable. However, in the alternative of making any such adjustment to the Purchase Price, the Sellers shall have the option to make such capital improvement itself; provided that such capital improvements are completed prior to the Closing Date and satisfactory to Buyer in its reasonable discretion. The Sellers and Buyer agree that any improvements that Buyer wishes to make to any Property, such as new kitchen cabinets, added fencing, or security systems to upgrade the Properties are at Buyer’s expense.
     4.4 Deliveries. Within fifteen (15) days after the date of this Agreement, the Sellers shall deliver to Buyer, at the Sellers’ expense, copies of (a) all written Occupancy Leases; (b) all Service Contracts; (c) Site Plans for each Property; (d) rent rolls for each Property; (e) all Engineering Product; (f) detailed lists of contractor payables, account receivables, such reserves as have been required or held by individual lenders of any Property in conjunction with any loan thereto and other cash deposits; (g) income tax returns for each Property; (h) internally prepared operating statements for each Property for the prior nine (9) month period ending on September 30, 2005 and for the twelve (12) month period ending on December 31, 2004; (i) detailed lists of each Property’s employees, including job titles, hire dates, hourly or salary rates of pay, bonuses, and all other benefits; and (j) all mortgage loan documentation for each Property. To the extent Buyer requires audited income statements for the calendar year of 2004 for any or all of the Properties, the Sellers shall cooperate with Buyer to obtain such audited statements, the costs of which shall be paid by Buyer at the Closing. Notwithstanding anything to the contrary, in the event that the Closing fails to occur for any reason other than Sellers’ or Buyer’s default, which defaults are separately addressed in Article XVII, the Buyer shall issue instructions to each of the Escrow Agents directing one-half (1/2) of the fees to the accounting firm retained to prepare the audit statements (the “Accountant”) to be paid out of the Earnest Money Deposit, with the remainder of the Earnest Money Deposit and accrued interest being returned to Buyer.
     4.5 Access to the Properties. Each Seller hereby grants to Buyer the right, during business hours upon forty eight (48) hours notice, to enter the Properties from time to time prior to the Closing Date for the purpose of conducting its investigations, a Phase I Environmental Audit, tests and studies; provided, however, that in exercising the foregoing right, Buyer shall not unreasonably interfere with the business or operations of any Seller at any Property or of any tenant under the Occupancy Lease. The right granted to Buyer hereunder shall include, without limitation, the right to conduct soil borings and other geological, environmental, engineering or architectural studies; to inquire regarding the status of zoning and the availability of utilities; to examine the building structure, building foundation, roof and all fixtures, equipment, mechanical systems, electrical systems, plumbing systems, heating systems, air conditioning systems and other portions of the Properties deemed necessary by Buyer, in Buyer’s sole discretion. Each Seller agrees to cooperate with the reasonable requests of Buyer, and to cause its agents and employees to cooperate with the reasonable requests of Buyer, in connection with the rights granted pursuant to this Section 4.5. In the event that this transaction does not close, then Buyer shall repair any damage to the Properties caused by Buyer’s investigations, tests and studies. Buyer hereby agrees to indemnify and hold the Sellers harmless from any and all claims, loss, cost, damage, liability and expense caused by Buyer or its agents, employees or contractors in the performance of such investigations, tests or studies. Notwithstanding anything herein contained to the contrary, Buyer’s utilization of the Review Period, and Buyer’s investigations, tests and studies, shall not be deemed to limit in any way the scope or applicability of each Seller’s representations and warranties contained in Article VI hereof.
     4.6 Financing Contingency. Buyer shall have sixty (60) days from the date of this Agreement (the “Financing Contingency Period”) to provide the Sellers with Buyer’s Financing Plan (“Financing Plan”) to finance its purchase of the Properties. In the event that Buyer does not provide the Sellers with the Financing Plan, within the Financing Contingency Period, Buyer shall have a right to terminate this Agreement by delivering written notice (the “Financing Termination Notice”) to Seller prior to 5:00 P.M. Eastern Standard Time on the last day of the Financing Contingency Period, in which case the Sellers and the Escrow Agents shall return all funds (subject to any offset pursuant to Section 4.4), together with interest thereon, and documents paid or deposited by Buyer or any Seller, and Buyer and each Seller shall each be relieved of all further liability hereunder. If Buyer does not deliver the Financing Termination Notice within the aforementioned time period, Buyer shall be deemed to have waived its right to terminate this Agreement pursuant to this Section 4.6. Buyer shall use all commercially reasonable efforts to obtain financing or develop a Financing Plan sufficient to close the transaction as anticipated in this Agreement.
Article V—Conditions to Close
     5.1 Conditions to the Closing. (a) Anything herein contained to the contrary notwithstanding, Buyer’s obligations under this Agreement are subject to and conditioned upon the following, any one or all of which may be waived in writing by Buyer in Buyer’s sole discretion:
          (i) all warranties and representations of each Seller shall be true and correct in all material respects on the Closing Date (as hereinafter defined), and each Seller shall have delivered a Seller’s Certificate (as hereinafter defined) to Buyer updating all of such warranties and representations as of the Closing Date;
          (ii) Buyer shall have received a certified copy of the resolutions duly adopted by each Seller’s General Partner authorizing the execution and delivery of this Agreement and any other documents described or referred to herein, and the consummation of the transactions contemplated hereby (“Seller’s Resolutions”);

          (iii) each Seller shall have furnished Buyer with certificates of good standing issued by the respective governmental agencies or departments, dated not more than twenty (20) business days prior to the Closing Date;
          (iv) each Seller shall have the ability to deliver to Buyer at the Closing Date, fee simple, marketable title to each Property and all rights and appurtenances thereto;
          (v) the Title Company (hereinafter defined) shall issue the Title Policy (as hereinafter defined) to Buyer on the Closing Date subject only to the Permitted Exceptions (as hereinafter defined) and in form and content reasonably satisfactory to Buyer;
          (vi) Buyer shall not have terminated this Agreement pursuant to Article IV (Review Period) or Article V (Conditions to Close) of this Agreement;
          (vii) Buyer’s Board of Trustees shall have approved of the Financial Plan, and of Buyer’s assumption of the Assumed Debt in such amount as determined at the Closing Date;
          (viii) any adjustment or modification to any Schedule or Exhibit of this Agreement, shall be satisfactory to Buyer in its sole discretion; and
          (ix) each Seller shall have delivered all other items required by this Agreement to be delivered by it and shall have performed each and every term, covenant and condition required of it under this Agreement.
     (b) Anything herein contained to the contrary notwithstanding, Sellers’ obligations under this Agreement are subject to and conditioned upon the following, any one or all of which may be waived in writing by Sellers in Sellers’ sole discretion:
          (i) each Seller shall have obtained any and all approvals from its respective limited partners, if so required by any applicable partnership documents;
          (ii) all warranties and representations of Buyer shall be true and correct in all material respects on the Closing Date (as hereinafter defined), and Buyer shall have delivered a Buyer’s Certificate (as hereinafter defined) to Seller updating all of such warranties and representations as of the Closing Date;
          (iii) Sellers shall have received a certified copy of the resolutions duly adopted by Buyer’s Board of Trustees authorizing the execution and delivery of this Agreement, and any other documents described or referred to herein, the Financing Plan and the consummation of the transactions contemplated hereby (“Buyer’s Resolutions”);

          (iv) Buyer shall have furnished Sellers with a certificate of good standing issued by the respective governmental agency or department, dated not more than twenty (20) business days prior to the Closing Date;
          (v) Each Seller shall have received a full release from its respective mortgage lender;
          (vi) the Purchase Price, as adjusted, shall be acceptable to each Seller in its sole discretion; and
          (vii) Buyer shall have performed each and every term, covenant and condition required of it under this Agreement.
     5.2 Condition Precedent. Complete satisfaction of all the terms and provisions of Section 5.1 in all material respects is a condition precedent to each and every obligation of Buyer and the Sellers under this Agreement.
Article VI—Sellers’ Representations, Warranties and Covenants
     6.1 Representations and Warranties of the Sellers. As a material inducement to Buyer to enter into this Agreement and consummate the purchase and sale of the Properties, each Seller severally represents and warrants as follows:
          (a) Good Standing; Authority. Each Seller is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Ohio. Each Seller has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.
          (b) No Conflict. To the knowledge of each Seller, neither the execution, delivery nor performance of this Agreement (or of any instrument or document to be executed or delivered pursuant to the terms hereof) will result in the violation of any contractual obligation of any Seller to any third party; nor will such execution, delivery or performance conflict with, constitute an event of default under, or result in a material breach of or violation of the provisions of any agreement or other instrument to which any Seller is a party or by which its respective properties or assets are bound, or of any applicable law, judgment, order, writ, injunction, decree, rule or regulation of any court, administrative agency or other governmental authority, or any determination or award of any arbitrator.
          (c) Personal Property; Liens. The Personal Property, including, without limitation, those items of Personal Property scheduled on attached Schedule 2.1(d) constitute all of the Personal Property presently owned by each Seller and located upon the Properties and used in the operation of the Properties. Except for any liens related to the Assumed Debt or debt to be paid in full and released at the Closing, each Seller owns the Personal Property free and clear of any and all liens and encumbrances whatsoever, or other matters of any nature affecting title, and each Seller has good right to sell the Personal Property.
          (d) Occupancy Leases. The Occupancy Leases scheduled in attached Schedule 2.1(e) constitute all leases, tenancies, options to lease or agreements, written or oral, relative to the occupancy, use and/or lease of the Properties or any portion thereof and constitute legal, valid and binding obligations of each Seller and are in full force and effect. None of the Sellers has violated any material provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under any provision of the Occupancy Leases.
          (e) Service Contracts. The Service Contracts scheduled in attached Schedule 2.1(f) constitutes all Service Contracts. All of the Service Contracts constitute legal, valid and binding obligations of each Seller and are in full force and effect. None of the Sellers has violated any material provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under any provision of the Service Agreements.
          (f) Violation of Laws. None of the Sellers has received any notice from any governmental authority advising that any Property is in violation of any laws, which violation has not been cured or addressed to the satisfaction of such authority.
          (g) Title to the Properties. Each Seller holds fee simple title to the Properties, respectively, and to the knowledge of each Seller, no other party other than such Seller has any claim to any Property (other than tenants under the Occupancy Leases by reason of any purchase agreement, option to purchase, right of first refusal (excluding Buyer), land installment contract or other similar agreement or instrument or by adverse possession or other prescriptive right.
          (h) Condemnation. To the knowledge of each Seller, there are no eminent domain, condemnation or similar material proceedings pending, or threatened against any Seller or otherwise affecting any Property or any portion thereof, and none of the Sellers has received any notice of the same.
          (i) Litigation. There is no action, order, writ, injunction, judgment or decree outstanding or claim, suit, litigation, proceeding, investigation or dispute pending or, to the knowledge of each Seller, threatened against, relating to or affecting any Seller or any Property.
          (j) Foreign Person. None of the Sellers is a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code, and each Seller shall on the Closing Date provide Buyer with all instruments and documents required by Section 1445 to comply therewith.
          (k) No Commissions or Fees. There are currently no leasing commissions or broker or finder fees which may become payable based upon the

Occupancy Leases or the future exercise of any rights by an existing tenant under the Occupancy Leases.
          (l) Tax Matters. All tax returns, reports and filings that were required to be filed with any governmental authority charged with the collection of any taxes with respect to each Property by the respective Seller of such Property through the Closing have been (or by the Closing will have been) duly filed with the appropriate taxing authority by such Seller. All payments of taxes due and payable by each Seller with respect the Property owned by each such Seller and for the operations conducted thereon, have been fully paid (or by the Closing will have been fully paid) in a timely fashion as required.
          (m) Zoning Compliance. No part of the Properties is subject to any building or use restrictions, except applicable zoning and building ordinances and any restrictions disclosed in the Title Commitments for the Properties. The Properties are properly and duly zoned for their current uses; and, to the knowledge of each Seller, no part thereof is a non-conforming use.
          (n) Environmental Matters. There has been no past, and there is no current or presently anticipated, storage, disposal, generation, manufacture, refinement, transportation, production or treatment of toxic wastes, solid wastes, hazardous wastes, hazardous substances, by any Seller at, upon, or away from any Property. There has been no spill, discharge, leak, emission, injection, escape, dumping or release of any kind onto any Property, or into the environment surrounding any Property, of any toxic wastes, solid wastes, hazardous wastes or hazardous substances. Except as may be set forth in any environmental reports provided by each Seller to Buyer, no asbestos fibers or materials or polychlorinated biphenyls (PCBs) are on or in any Property. No mold, which is of a hazardous nature has been removed or treated from any Property. No Property has previously been used by Seller, is now being used, or is contemplated to be used, for the treatment, collection, storage or disposal of any refuse or objectionable wastes so as to require a permit or approval from the United States Environmental Protection Agency (the “EPA”) or any state agency responsible for protection of the environment (a “State EPA”). No Property has previously been used by any Seller, is now being used, or is contemplated to be used, for the generation, transportation, treatment, storage or disposal of any hazardous wastes subject to regulation by the EPA or any State EPA pursuant to the environmental laws. To the knowledge of each Seller, and except as may be set forth in any environmental reports provided by each Seller to Buyer, no portion of any Property is located on or over a “sanitary landfill” or “open dump” within the meaning of Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., and regulations promulgated thereunder, each as amended. There are no underground storage tanks located at or beneath any of the Property. Schedule 6.1(n) lists, with expiration dates, all written permits, licenses and consents issued by or received from local, state, federal or foreign governmental agencies relating to environmental matters (“Environmental Permits”) which are held by each Seller and which are necessary to conduct the business of each Seller as presently conducted in compliance with all applicable environmental laws, and any regulations, rules and orders issued pursuant thereto except where such noncompliance does not nor would not cause a Material Adverse Effect. To the knowledge of each Seller, it is in compliance with such Environmental Permits and has not received any notice of, and each Seller has no knowledge of, any violations of any environmental laws, regulations or Environmental Permits. All written reports of environmental audits or internal audits relating to environmental matters prepared within the last five (5) years, and all citations, orders and decrees issued within the last five years by, for or on behalf of any Seller and/or concerning any Property by or with any governmental agency with respect to the treatment, storage or disposal of hazardous wastes or with respect to air, water and noise pollution are listed on Schedule 6.1(n). None of the Sellers has received notification pursuant to Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., and regulations promulgated thereunder, each as amended or any of the environmental laws, or any regulations thereunder, of any potential liability with the respect to the clean-up of any waste disposal site at which it has disposed of any hazardous substances or with respect to any other alleged violation of any of the environmental laws.
          (o) Compliance with Laws. Each Seller possesses and is in compliance in all material respects with any and all permits or licenses issued from any applicable governmental authorities, which are necessary for the ownership, maintenance and operation of any respective parcel or portion of the Properties. Each Seller has complied with all applicable federal, state and local statutes relating to the operation of its respective Property, including, but not limited to the payment of wages, fringe benefits and the payment of withholding and Social Security taxes, and to its knowledge, each Seller is not liable for any arrearage in the payment of wages or any taxes or penalties for failure to comply with any of the foregoing.
     6.2 Seller’s Certificate. Each Seller hereby agrees that, to its knowledge, the foregoing representations and warranties are true on the date of this Agreement and shall, as a condition to the Closing, be true in all material respects on the Closing Date. Each Seller shall update the aforesaid representations and warranties on the Closing Date by delivering to Buyer a certificate (each a “Seller’s Certificate”) of each Seller, which shall include and reflect any changes therein which may exist as of the Closing Date. If any Seller’s Certificate reflects any changes in any Seller’s representations and warranties that would have a Material Adverse Effect on any Property, as determined by Buyer in its reasonable discretion, Buyer shall have the right, as its sole remedy, exercisable by delivering written notice to the Sellers at or prior to Closing, to terminate this Agreement, in which event the provisions of Article XIX shall apply. Each Seller’s representations and warranties are subject to any matters disclosed in such Seller’s Certificate. All representations and warranties contained in this Agreement and in each Seller’s Certificate shall survive the delivery and recording of the Deeds and shall not be deemed merged therein.
     6.3 Buyer Remedies. Except in the event of fraud, if any representation or warranty contained in this Agreement or in any Seller’s Certificate shall be untrue in any material respect when made, then Buyer shall only be entitled to the remedies available to it under Article XVIII of this Agreement.

     6.4 Further Assurances. Each Seller agrees to execute and deliver such further instruments of conveyance, sale, assignment or transfer and take or cause to be taken such other or further action as Buyer shall reasonably request at any time or from time to time in order to convey, vest, confirm or evidence in Buyer title to all or part of the Properties and/or to in any other manner effectuate the terms, conditions and provisions of this Agreement.
Article VII—Buyer’s Representations, Warranties and Covenants
     7.1 Representations and Warranties of Buyer. As a material inducement to each Seller to enter into this Agreement and consummate the purchase and sale of the property, Buyer represents and warrants as follows:
          (a) Good Standing; Authority. Buyer is a business trust duly organized, validly existing and in good standing under the laws of the State of Maryland. Buyer has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby.
          (b) No Conflict. Neither the execution, delivery nor performance of this Agreement (or of any instrument or document to be executed or delivered pursuant to the terms hereof) will result in the violation of any contractual obligation of Buyer to any third party; nor will such execution, delivery or performance conflict with, constitute an event of default under, or result in a breach of or violation of the provisions of any agreement or other instrument to which Buyer is a party or by which its properties or assets are bound, or of any applicable law, judgment, order, writ, injunction, decree, rule or regulation of any court, administrative agency or other governmental authority, or any determination or award of any arbitrator.
          (c) Compliance with Securities Laws. Buyer is in compliance in all material respects with Federal and applicable state securities laws and regulations except where such noncompliance does not nor would not cause a Material Adverse Effect or otherwise prevent or impair Buyer’s ability to enter into this Agreement or the closing of the transactions contemplated herein.
          (d) Litigation. There is no action, order, writ, injunction, judgment or decree outstanding or claim, suit, litigation, proceeding, investigation or dispute pending or, to the knowledge of Buyer, threatened against, relating to or affecting Buyer which would prevent or otherwise impair Buyer’s ability to enter into this Agreement or the closing of the transactions contemplated herein.
          (e) No Commissions or Fees. There are currently no broker or finder fees which may become payable based upon execution of this Agreement of the closing the transactions contemplated herein.

     7.2 Buyer’s Certificate. Buyer hereby agrees that, to the knowledge of Buyer, the foregoing representations and warranties are true on the date of this Agreement and shall, as a condition to the Closing, be true in all material respects on the Closing Date. Buyer shall update the aforesaid representations and warranties on the Closing Date by delivering to Seller a certificate (the “Buyer’s Certificate”) of Buyer restating such representations and warranties as of such date. All representations and warranties contained in this Agreement and in Buyer’s Certificate shall survive the delivery and recording of the Deeds and shall not be deemed merged therein and shall survive the Closing without time limitations. In the event that any representation or warranty contained in this Agreement or in Buyer’s Certificate is untrue in any material respect when made, then Seller shall be entitled to exercise its rights at law and in equity, in addition to such other rights and remedies as may be available to it under the terms of this Agreement.
     7.3 Further Assurances. Buyer agrees to execute and deliver such further instruments or agreements, and take or cause to be taken such other or further action as Sellers shall reasonably request at any time or from time to time in order to effectuate the terms, conditions and provisions of this Agreement.
Article VIII—Conduct Prior to the Closing
     8.1 Conduct Prior to the Closing. Between the date of this Agreement and the Closing Date, each Seller hereby agrees that it will:
          (a) manage and operate its respective Property only in the ordinary and usual manner, maintain in full force and effect until the Closing Date any insurance policies or renewals thereof;
          (b) at its expense, maintain its respective Property in its present order and condition, make all customary repairs and replacements, reasonable wear and tear excepted;
          (c) give prompt notice, by telephone, telegram or telecopy, of any fire or other casualty affecting its respective Property after the date of this Agreement;
          (d) deliver to Buyer, promptly after receipt by any Seller, copies of all notices affecting its respective Property, including, without limitation, any notices of: (i) violation issued by any governmental authorities; (ii) litigation, proceeding, or action, including any threat thereof; (iii) third party contract price increases; (iv) vacancies for any Property, that which exceed two-percent (2%) of the occupancy level previously represented to Buyer in any proforma statement; or (v) termination of any regional or property manager for its respective Property; and

          (e) promptly notify Buyer of any material change in the facts underlying any representation or warranty and of any material change in the condition or status of any Property.
     8.2 Negative Covenants. Between the date of this Agreement and the Closing Date, each Seller hereby agrees that, without Buyer’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed, in each case, it will not:
          (a) grant, modify, create, assume or permit to exist any mortgage, lien, encumbrance, easement, covenant, condition, right of way or restriction upon its respective Property other than the Permitted Exceptions (as defined in Section 9.1), or voluntarily take or permit any action adversely affecting the title to its respective Property as it exists on the date of this Agreement;
          (b) make any commitment or incur any liability to any labor union, or third party contracts through any negotiations or otherwise;
          (c) enter into, terminate, or amend any lease or agreement for the rental of any portion of its Property, except in the ordinary course of business;
          (d) except as necessary to manage and operate its respective Property in the ordinary and usual manner, terminate, alter or amend any of the Service Contracts or Intangible Assets or become a party to any new Service Contracts or Intangible Assets; or
          (e) remove any Personal Property unless the same is replaced with similar items of equal or better quality prior to the Closing Date.
     8.3 Option to Employ. Buyer shall have the option to offer employment to any or all existing employees of Sellers, including, without limitation, the regional manager(s) in Texas, on such terms and conditions as Buyer may determine acceptable in its sole discretion. None of the Sellers shall, in any way, hinder, limit, or otherwise obstruct Buyer in exercising its option to employ pursuant to this Section 8.3; provided, however, that Buyer shall first obtain the consent of the Sellers prior to contacting any such employee, and such consent shall not be unreasonably withheld.
     8.4 Supplement to Schedules. From time to time prior to the Closing Date, the Sellers shall promptly supplement or amend any Schedules provided for in this Agreement: (a) if any matter arises hereafter which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in any such Schedule; or (b) if it becomes necessary to correct any information in any such Schedule which has become inaccurate; provided, however, that, if after such supplement or amendment, Buyer consummates the transactions contemplated herein, it shall automatically waive any and all claims it may have with respect to the Sellers’ failure to disclose on the date hereof the information contained in such supplement or amendment; provided, further, that such waiver shall not be construed as a waiver of any and all claims based on any knowing misrepresentation or inaccuracy contained in such supplement or amendment.
Article IX—Instruments of Conveyance
     9.1 Transfer of Title. Each Seller shall convey good and marketable fee simple title to each Property to Buyer by good and sufficient special warranty deeds (the “Deeds”), a form of which is attached hereto as Exhibit A, free and clear of all defects, encumbrances and clouds on title except the following permitted exceptions (the “Permitted Exceptions”):
          (a) those special exceptions to title shown in the Title Commitment (as hereinafter defined) approved by Buyer in accordance with Article XI;
          (b) real estate taxes and assessments, both general and special, not yet due and payable;
          (c) Occupancy Leases;
          (d) building and zoning ordinances and regulations, if any; and
          (e) any matters disclosed on the Title Commitment (hereinafter defined) or the Survey and not objected to by Buyer as provided below.
     9.2 Bill of Sale. The Sellers shall convey to Buyer by warranty bill of sale (the “Bill of Sale”) in the form attached hereto as Exhibit B good and merchantable title to the Personal Property, free and clear of all liens and encumbrances except for any Assumed Debt.
     9.3 Assignment of Occupancy Leases. The Sellers shall assign the Occupancy Leases to Buyer by an Assignment and Assumption of Occupancy Leases in the form attached hereto as Exhibit C (the “Assignment of Occupancy Leases”).
     9.4 Assignment of Service Contracts and Intangible Assets. The Sellers shall assign the Service Contracts, vehicle titles, and Intangible Assets to Buyer in the form attached hereto as Exhibit D (the “Assignment of Service Contracts and Intangible Assets”), along with any certificates necessary to transfer vehicle titles.
Article X—Title Evidence
     On the Closing Date, the Sellers shall furnish Buyer with an ALTA Owner’s Policy of Title Insurance (each a “Title Policy”, and collectively, the “Title Policies”) for each Property, in the amount of the agreed value of each Property, showing fee simple title in Buyer for each Property, subject only to the Permitted Exceptions with the so-called “printed” or “standard” exceptions deleted. The Title Policy for the Properties located in the State of Ohio shall be issued by 1st Nationwide Title Agency, Ltd., and the

Title Policy for the Properties located in the State of Texas shall be issued by U.S. Title Agency, Inc. (the “Title Companies”). The Title Policies shall also affirmatively insure: (a) Buyer’s right to use any appurtenant easements; (b) contiguity of any parcels comprising the Properties; and (c) that the Properties have the benefit of direct pedestrian ingress and egress to and from a public highway.
Article XI—Title Defects
     11.1 Title Commitment. Upon execution of this Agreement, the Sellers shall order from the Title Companies commitments for the Title Policies (the “Title Commitments”) and cause the same (with copies of all exceptions attached thereto) to be delivered to Buyer. The Title Commitments shall include any matters disclosed by the Survey (as hereafter defined). Each Seller shall provide to the Title Companies a copy of its most recent survey, or if one does not exist, shall have an A.L.T.A. survey, at its sole cost and expense, (each a “Survey”, and collectively, the “Surveys”) made for each Property, sufficient to permit the Title Companies to issue the Title Policies to Buyer with no exceptions for matters that would be disclosed by a current survey; provided, however, that any updates to such Surveys shall be made at Buyer’s expense. Within five (5) days after receipt of both the Title Commitments and the Surveys, Buyer shall serve upon the Sellers a notice specifying those exceptions to title, if any, to which Buyer objects (the “Title Defects”). Any exceptions appearing after issuance of the Title Commitments and the Surveys shall also be deemed Title Defects unless approved in writing by Buyer.
     11.2 Right to Cure Title Defect. Following receipt of notice of a Title Defect, the Sellers shall have the right within thirty (30) days after receipt of the notice of a Title Defect, to cure any such Title Defect; provided, however, that the Sellers shall be required to cure any and all Title Defects that are in excess of Twenty Thousand and 00/100 Dollars ($20,000) (“Material Title Defect”) or, in the alternative, permit Buyer to cure such Material Title Defect with such costs incurred by Buyer in curing such Material Title Defect being fully reimbursed to Buyer at the Closing. If, within the thirty (30) day period described in this Section 11.2, the Sellers do not cure or remove any Title Defect or Material Title Defect, or fail to permit a credit to Buyer at the Closing as so required, and Buyer does not waive any Title Defect or Material Title Defect by written notice to the Sellers, then the Sellers shall not be liable to Buyer for failure to cause the Title Policy to be issued as described herein and, as Buyer’s sole remedy for the Title Defect or the Material Title Defect, Buyer may elect, by written notice given to the Sellers and the Title Company within five (5) business days after expiration of the thirty (30)-day period, either:
          (a) to accept such Property subject to the Title Defect or the Material Title Defect, with no reduction in the Purchase Price and with the additional exception shown in the Title Policies; or

          (b) to terminate this Agreement, in which event the provisions of Article XIX below shall apply.
     11.3 Failure of Notice. If Buyer shall fail to give notice of its election to the Sellers within the five (5) business day period, Buyer shall be deemed to have elected to proceed under Section 11.2(a) above and to accept the Property subject to the Title Defect or the Material Title Defect. The Closing Date shall be extended as necessary to permit the Sellers and Buyer to exercise its rights and perform its obligations within the time periods set forth in this Article XI. Notwithstanding anything contained herein to the contrary, the Sellers shall be obligated to cause to be removed of record, at or prior to Closing, all mortgages affecting the Sellers’ interest in the Properties that are not Assumed Debt. Buyer’s failure to give the above-referenced notice or its election to otherwise proceed to Closing on the Properties with any Title Defect or Material Title Defect disclosed in any of the Title Commitments remaining in place, shall constitute a waiver of such Title Defect or Material Title Defect, and shall preclude Buyer from initiating any claim against Sellers pursuant to Article XVIII with respect to such Title Defect or Material Title Defect.
Article XII—Escrow Agents
     1st Nationwide Title Agency, Ltd., shall act as escrow agent for each Property located in the State of Ohio and U.S. Title Agency Inc., shall act as escrow agent for each Property located in the State of Texas (each an “Escrow Agent”, and collectively, the “Escrow Agents”). A copy of this Agreement shall be delivered to the Escrow Agents and shall constitute instructions to the Escrow Agents, subject to the terms and conditions of their respective regular and usual printed form of acceptance insofar as such terms and conditions are applicable and consistent with this Agreement. In the event of any inconsistency between such acceptance and this Agreement, this Agreement shall control. In addition, the Escrow Agents agree to assume full responsibility for compliance with subsection (e) of Section 6045 of the Internal Revenue Code of 1986, as amended (the “Code”), by filing a return in accordance with subsection (a) of Section 6045, the Code, and a statement under subsection (b) of Section 6045 of the Code with respect to this transaction. After receipt of a copy of this Agreement and acceptance of the escrow by each of the Escrow Agents, the Escrow Agents shall each acknowledge their acceptance of the escrow and agreement with this Article XII by delivering to the Sellers and Buyer, forthwith, signed and dated copies of “Acknowledgment of Escrow Agent”, which is attached hereto as Exhibit G.
Article XIII—Prorations; Fees; Transition of the Properties
     13.1 Proration of Real Estate Tax. Real estate taxes and assessments, both general and special, shall be prorated by Escrow Agents as of the Closing Date based upon the most recently available tax duplicate and other appropriate documentation. Should any real estate taxes include part of any adjacent land not included within the

Properties, the determination of the amount of such taxes that apply to the Properties shall be on the basis of the square footage of such Property in proportion to the aggregate square footage of all land which is subject to such taxes, but in no event shall Buyer be liable for any taxes levied with respect to buildings or improvements that are not located on the Properties. Notwithstanding anything herein to the contrary, each Seller shall pay and hold Buyer harmless for any and all delinquent real estate taxes. After the Closing, no adjustment shall be made with respect to such prorated taxes or assessments between the parties notwithstanding the fact that the taxable value of the Property may be, or may have been, adjusted by the taxing authorities after the Closing. Any funds set aside by Sellers in reserve accounts for taxes not yet due and payable shall be credited to such Seller on its settlement statement to offset the corresponding liability Seller may have at Closing.
     13.2 Proration of Rents. Rents and operating expenses (including utilities and the Service Contracts) shall be prorated by the parties as of the Closing Date. All prepaid rentals and security deposits shall be delivered and paid to Buyer as of the Closing Date, or Buyer shall receive a credit against the Purchase Price for any such security deposits and prepaid rentals not paid by any Seller on the Closing Date, at Buyer’s option.
     13.3 Utility Services; Insurance. The Sellers and Buyer shall cooperate with respect to transferring utility services for the Properties from each Seller’s account to Buyer’s account effective as of the Closing Date. Buyer shall have obtained insurance coverage for the Properties effective as of the Closing Date. Any funds set aside by the Sellers in reserve accounts for insurance premiums not yet due and payable as of the Closing Date shall be credited to the Sellers on its settlement statement.
     13.4 Replacement Reserves. Any funds set aside by each Seller in reserve accounts for replacement reserves shall be credited to such Seller, and shall be used to offset any reductions to the Purchase Price with respect to Seller’s Property pursuant to Section 4.3 of this Agreement.
     13.5 Prepaid Expenses. Sellers shall provide documentation on or before Closing with respect to the total amount of all prepaid expenses of each Seller, if any, which amounts shall be credited to such Seller on its settlement statement at the Closing.
     13.6. Assumption or Refinancing of Debt. The mortgage lenders’ costs associated with Buyer’s assumption of the Assumed Debt shall be paid by both Buyer and the Sellers in equal proportion; provided, however, that Buyer shall be solely responsible for any prepayment penalties incurred if Buyer elects to obtain other financing as opposed to assuming the mortgage debt on all or any of the Properties.
     13.7 Management Assistance. For a period of six (6) months after the Closing Date, each Seller shall provide Buyer such reasonably requested property management and accounting assistance reasonably necessary to facilitate the transition of the Properties to Buyer. Buyer shall reimburse each Seller for all reasonable out-of-pocket expenses incurred as a direct result of providing such assistance to Buyer (including allocable wages or salary of any personnel that travel out of town to provide such transition assistance), provided that each Seller provides substantiation thereof in form reasonably satisfactory to Buyer.
Article XIV—Closing; Closing Deposits
     14.1 Closing; Time and Place. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Kohrman Jackson & Krantz P.L.L., One Cleveland Center, 1375 East Ninth Street, 20th Floor, Cleveland, Ohio 44114, on or before December 15, 2005 commencing at 10:00 A.M., local time, or as soon as practicable thereafter, or at such other place, time and/or date as the parties hereto may agree (the date of the Closing being hereinafter referred to as the “Closing Date”). The Closing shall be deemed to have occurred at the close of business on the Closing Date.
     14.2 Sellers’ Pre-Closing Deposits. At least two (2) days prior to the Closing Date, the Sellers shall deposit in escrow with the respective Escrow Agent the following:
          (a) the Deeds executed by each Seller;
          (b) the Assignment of Service Contracts and Intangible Assets executed by each Seller;
          (c) the Assignment of Occupancy Leases executed by each Seller;
          (d) the Bill of Sale executed by the Sellers;
          (e) the executed Seller’s Certificates;
          (f) the Seller’s Resolutions for each Seller; and
          (g) letters addressed to each tenant of the Properties, notifying each tenant of the transfer of such Property, and directing each such tenant to pay all rent and other sums due to Buyer from and after the Closing Date executed by each Seller (the “Tenant Letters”).
     14.3 Closing Deposits by Seller. On the Closing Date, the Sellers shall deposit in escrow with the respective Escrow Agent such funds as may be due from the Sellers for closing costs and any other amounts due to Buyer by reason of prorations, or by reason of association with any Property, including, without limitation, all cash and receivables, tenant deposits, or reserves required by any lender or insurer (subject to applicable credits to the Sellers as set forth in Article XIII).
     14.4 Buyer’s Pre-Closing Deposits. At least two (2) days prior to the Closing Date, Buyer shall deposit in escrow with the respective Escrow Agent the following:

          (a) the executed Buyer’s Certificate;
          (b) the Assignment of Occupancy Leases executed by Buyer; and
          (c) the Assignment of Service Contracts and Intangible Assets executed by Buyer.
     14.5 Closing Deposits by Buyer. On the Closing Date, Buyer shall deposit in escrow with the Escrow Agents in such amounts as may be allocable to the respective Properties, the following:
          (a) the Cash Balance; and
          (b) such funds as may be due to the Sellers for closing costs, accounting fees, fees associated with the assumption of the Assumed Debt or prepayment penalties associated with debt not assumed by Buyer, and any amounts due to Sellers by reason of prorations.
     14.6 Other Deliverables. The Intangible Assets, Engineering Product, original Occupancy Leases (to the extent available), keys to the Improvements and all other books, documents and instruments relating to the Properties shall be delivered to Buyer by the Sellers outside of escrow on the Closing Date; provided, however, that Sellers may retain their respective internal books and records as needed for tax purposes.
     14.7 Possession of the Properties. Buyer shall take possession and control of each Property, free and clear of all defects, encumbrances and clouds on title except for the Permitted Exceptions on the Closing Date.
Article XV—Closing Procedures
     15.1 Recording. On the Closing Date, at such time as each of the Escrow Agents has in its possession all funds and documents required from the Sellers and Buyer, and provided all conditions to closing are either fulfilled or waived, the Escrow Agents shall record the Deeds for each respective Property.
     15.2 Escrow Deliveries to the Sellers. On the Closing Date, provided each of the Escrow Agents has in its possession all funds and documents required from the Sellers and Buyer, and further provided all conditions to closing are either fulfilled or waived, the Escrow Agents shall deliver to the Sellers:
          (a) the original Buyer’s Certificate;
          (b) originals of the Assignment of Occupancy Leases;

          (c) copies of Assignment of Service Contracts and Intangible Assets;
          (d) copies of all other documents deposited by Buyer or any Seller; and
          (e) and a copy of the settlement statement and the funds in its possession to the credit of each Seller, after charging each Seller and deducting from such funds:
(i)	the cost of the title search and examination and any cost for any necessary curative title documents;

(ii)	the cost of preparing and recording the Deeds and any cost for documentary stamps associated therewith;

(iii)	the cost of the Title Policy (less the cost of any endorsements requested by Buyer or Buyer’s lender);

(iv)	the cost of the Surveys, if any new Surveys are obtained;

(v)	the cost of any real estate conveyance fee or transfer tax charged in connection with the transfer of title to Buyer;

(vi)	one-half (1/2) of the escrow fee allocable to each Seller;

(vii)	the costs incurred by Buyer for curing any Material Title Defect pursuant to Section 11.2;

(viii)	one-half (1/2) the mortgage lenders’ costs for assuming the Assumed Debt;

(ix)	any amount due to Buyer by reason of prorations or required contributions hereunder provisions of this Agreement or otherwise agreed to by the parties.
     15.3 Closing Deliveries to Buyer. On the Closing Date, provided the Escrow Agent has in its possession all funds and documents required from the Sellers and Buyer, and further provided all conditions to closing are either fulfilled or waived, the Escrow Agent shall deliver to Buyer:
          (a) the original recorded Deeds;
          (b) the original Sellers’ Resolutions;
          (c) originals of the Assignment of Service Contracts and Intangible Assets;

          (d) the Assignment of Occupancy Leases;
          (e) the Bill of Sale;
          (f) Tenant Letters;
          (g) the original Sellers’ Certificates;
          (h) copies of all other documents deposited by Buyer or any Seller;
          (i) a copy of the settlement statement and the funds in its possession to the credit of Buyer, if any, after charging Buyer and deducting from such funds:
(i)	the cost of recording any mortgage and the cost for any taxes or documentary stamps associated therewith;

(ii)	the cost of recording the Assignment of Occupancy Leases;

(iii)	the cost any endorsements or coverage on the Title Policy as may be required by any lender or requested by Buyer;

(iv)	one-half (1/2) of the escrow fee;

(iv)	the cost of updating any Survey;

(v)	one-half (1/2) the mortgage lenders’ costs for assuming the Assumed Debt;

(vi)	all costs (including any prepayment penalties) associated with the refinancing of any Seller mortgages that are not Assumed Debt;

(vii)	the Accountant’s fees for the preparation of the audited statements pursuant to Section 4.4, and

(viii)	any amount due to the Sellers by reason of prorations hereunder.
Article XVI—Risk of Loss
     16.1 Damage.
          (a) If, prior to Closing, the Improvements or any portions thereof are totally or partially damaged by fire or other casualty and are not expected to be repaired or restored prior to Closing, such Seller shall give to Buyer, within five (5) days after the occurrence of such damage, written notice that such damage has occurred and whether Seller is insured against the casualty causing such damage.
          (b) If Seller is so insured and the proceeds of insurance are sufficient to cover the damage (or if Seller elects, in its sole discretion, to cover any uninsured damages) and if such proceeds of insurance are assignable to Buyer, this transaction shall proceed, and insurance proceeds from insurance policies held and maintained by Seller and payable as a result of such damage shall be assigned to Buyer on the Closing Date, in which event the Purchase Price shall be reduced by a sum equal to the applicable deductible amount, if any, under any such insurance policy, together with a sum equal to the cost to repair or restore any uninsured damages that Seller may elect to cover as permitted above that have not, as of Closing, been paid by Seller. Each party shall have the right to extend the Closing Date for up to sixty (60) days to permit Seller and Buyer to exercise its rights and perform its obligations as set forth in this Article XVI.
          (c) If any Seller is not so insured (or does not elect to cover any uninsured damages), Buyer shall have the right, exercisable by written notice given to the Sellers within fifteen (15) days after Seller’s notice described in Section 16.1(a) above is delivered to Buyer, to terminate this Agreement, in which event the provisions of Article XIX below shall apply.
          (d) No Seller shall adjust or settle any claim for insurance proceeds without the prior written approval of Buyer. During the period from the date of the casualty until the Closing Date, Seller shall secure any damaged portion of the improvements and otherwise comply with applicable laws and requirements with respect to the damaged area.
          (e) Notwithstanding any provision of this Agreement to the contrary, if the cost of repair of any casualty, as determined by a contractor selected by Seller and reasonably acceptable to Buyer, exceeds Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) per Property, then Buyer shall have the right, exercisable by delivering written notice to Seller within thirty (30) days following the date that either party delivers written notice to the other that Buyer has the right to terminate this Agreement by reason of the existence of either of the conditions set forth in this Section 16.1(e), to terminate this Agreement, in which event the provisions of Article XIX below shall apply. If Buyer does not elect to terminate this Agreement as provided in this Section 16.1(e), then Buyer shall be deemed to have waived its termination right hereunder.
     16.2 Eminent Domain. In the event of a taking of all or any portion of the Properties prior to the Closing Date by reason of eminent domain, or deed in lieu thereof, then the Sellers shall notify Buyer in writing and Buyer, as its sole remedy, shall have the option, exercisable by written notice delivered to Seller within seven (7) days after the Sellers advise Buyer of such taking, of (a) terminating this Agreement, or (b) accepting the Properties, together with an assignment by such Seller of all of Seller’s rights to the proceeds of such taking or deeds in lieu thereof and proceeding with the transaction contemplated by this Agreement without diminution of the Purchase Price. Notwithstanding anything herein contained to the contrary, in the event that Buyer elects to terminate this Agreement pursuant to this Section, then Buyer and Sellers shall pay for such the costs associated with title, survey and reasonable out of pocket cost and escrow costs incurred under this Agreement in accordance with their respective obligations under Article XV, and the remainder of funds paid or deposited by Buyer shall be returned to Buyer.
Article XVII—Event of Default
     17.1 Buyer’s Default. If Buyer shall fail to proceed to close this transaction by reason of Buyer’s default (and not due to any rights to terminate, cancel, withdraw, or extend as provided under Article XIX, from this transaction which are granted to Buyer hereunder), which default continues for fifteen (15) days after written notice from the Sellers, the Sellers will suffer significant damages by reason of such default, and the exact amount of such damages are and will be difficult to ascertain with certainty. Buyer and the Sellers agree that the Earnest Money Deposit shall constitute full liquidated damages payable to the Sellers for Buyer’s default, which Earnest Money Deposit shall immediately be paid by the Escrow Agents to the Sellers if Buyer fails to consummate the transaction contemplated by this Agreement on the Closing Date by reason of Buyer’s default. Sellers shall be entitled to (a) obtain an injunction to restrain a violation hereof by Buyer, and (b) subject to the confidentiality provisions of Section 20.10 hereof, to retain the Due Diligence Materials (as hereinafter defined), and any and all audited statements, the Surveys and any updates thereto.
     17.2 Sellers’ Default. If the Sellers shall fail to proceed to close this transaction by reason of Sellers’ default (except if due to any rights to terminate, cancel, or extend as provided under Article XIX, or withdraw from this transaction which are granted to the Sellers hereunder), which default continues for fifteen (15) days after written notice from Buyer, Buyer shall be entitled either to cancel and terminate this Agreement upon written notice to the Sellers and receive a refund of the Earnest Money Deposit and, upon reasonable substantiation, reimbursement for any actual third party costs and expenses incurred, or pursue any other legal or equitable remedy, including specific performance. Buyer acknowledges and agrees that no failure of any condition set forth in this Agreement shall constitute a breach of covenant by the Sellers, or give rise to any claim in favor of Buyer for damages, specific performance or otherwise against the Sellers.
Article XVIII—Indemnification
     18.1 Survival of Representations and Warranties.
          (a) Seller Representations and Warranties. The representations and warranties of the Sellers contained herein and in each of the Seller’s Certificates shall survive the Closing Date for a period of (and claims based upon or arising out of such representations and warranties may be asserted at any time before the date which shall be) six (6) months after the Closing Date; provided, however, that the representations and warranties in Section 6.1(a) (Good Standing; Authority) and Section 6.1(g) (Title to the Properties) shall survive indefinitely; provided further, however, that the representations, warranties and covenants contained in Section 6.1(l) (Tax Matters), shall survive for a period equal to the relevant statute of limitations (including any extensions thereof) plus thirty (30) calendar days; provided further, however, that the representations, warranties and covenants contained in Section 6.1(n) (Environmental Matters), shall survive the Closing Date for a period of twenty-four (24) months; and provided further, however, that, notwithstanding the foregoing, to the extent that any claim has been made with respect to any of the representations and warranties of any Seller prior to the end of any of the foregoing survival periods, such representation or warranty shall survive as long as such claim is outstanding. A claim for any breach by any Seller of any representations and warranties contained in this Agreement, or in any Seller’s Certificate based on allegations of actual fraud or intentional misrepresentation may be made at any time subject to applicable limitation periods imposed by law.
          (b) Buyer Representations and Warranties. The representations and warranties of Buyer contained herein and in the Buyer’s Certificate shall survive the Closing Date for a period of (and claims based upon or arising out of such representations and warranties may be asserted at any time before the date which shall be) six (6) months after the Closing Date; provided, however, that the representations and warranties contained in Section 7.1(a) (Good Standing; Authorization) shall survive indefinitely; and provided further, however, that, notwithstanding the foregoing, to the extent that any claim has been made with respect to any of the representations and warranties of Buyer prior to the end of any of the foregoing survival periods, such representation or warranty shall survive as long as such claim is outstanding. A claim for any breach by Buyer of any representations and warranties contained in this Agreement, or Buyer’s Certificate based on allegations of actual fraud or intentional misrepresentation may be made at any time subject to applicable limitation periods imposed by law.
          (c) Claims Made Prior to Termination. The termination of the representations and warranties provided herein shall not affect the rights of a party in respect of any claim made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein.
     18.2 Indemnity by Seller. The Sellers shall severally indemnify and hold Buyer, its trustees, officers, managers, employees, affiliates, members, successors and assigns (“Buyer Parties”), harmless from and against any and all Damages (as defined below), arising out of, based upon, or relating to any breach of representation or warranty made by any Seller in this Agreement or any instrument or certificate delivered pursuant to this Agreement, or any breach or non-fulfillment of any covenant, agreement or undertaking of any Seller contained in this Agreement or any instrument or certificate delivered pursuant to this Agreement. The claims for indemnity by Buyer Parties pursuant to this Section 18.2 are referred to as “Buyer Claims.”

     18.3 Indemnity by Buyer. Buyer shall indemnify and hold each Seller, its officers, directors, employees, affiliates, shareholders, members, successors and assigns (“Seller’s Parties”), harmless from and against any and all Damages, arising out of, based upon, or relating to any breach of representation or warranty made by Buyer in this Agreement or any instrument or certificate delivered pursuant to this Agreement, or any breach or non-fulfillment of any covenant, agreement or undertaking of Buyer contained in this Agreement or any instrument or certificate delivered pursuant to this Agreement. The claims for indemnity by Seller’s Parties pursuant to this Section 18.3 are referred to as “Seller’s Claims.”
     18.4 Damages. The term “Damages” is not limited to matters asserted by third parties against an indemnified person, but includes Damages incurred or sustained by the indemnified person in the absence of third party claims. The term “Damages” includes actual damages (including diminution in value), and, solely with respect to matters asserted by third parties against an Indemnified Person (as defined below), punitive damages and consequential damages. No Seller Party or Buyer Party shall have any right to indemnification under this Article XVIII with respect to punitive damages or consequential damages unless such damages were incurred or sustained by third parties.
     18.5 Procedure for Claims between Parties. If a claim for Damages is to be made by a party entitled to indemnification hereunder (each, an “Indemnified Person” and, collectively, the “Indemnified Persons”), the party claiming such indemnification shall give written notice to the persons required to make such indemnification (each, an “Indemnifying Party,” and collectively, the “Indemnifying Parties”) as soon as practicable after the Indemnified Person becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article XVII. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any liability hereunder, except to the extent such Indemnifying Party is actually and materially prejudiced by such failure or except to the extent that such notice is received after the expiration of the applicable survival period provided in Section 18.1. The Indemnifying Party shall be deemed to have accepted the notice of claim and to have agreed to pay the Damages at issue if the Indemnifying Party does not send a notice of disagreement to the Indemnified Person within thirty (30) calendar days after receiving the notice of claim. In the case of a disputed claim, the Indemnified Person and the Indemnifying Parties shall use commercially reasonable efforts to resolve the matter internally on an expeditious basis and in any event within fifty (50) calendar days after the notice of claim is first received by the Indemnifying Party.
     18.6 Defense of Third-Party Claims. If any lawsuit or enforcement action is filed against any Indemnified Person, written notice thereof shall be given to the Indemnifying Parties as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons). The failure of any Indemnified Person to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Parties are actually and materially prejudiced by such failure or except to the extent that such notice is received after the expiration of the applicable survival period provided in Section 18.1. After such notice, if the Indemnifying Parties shall acknowledge in writing to the Indemnified Person that the Indemnifying Parties shall be obligated under the terms of their indemnity hereunder in connection with such lawsuit or action, then such Indemnifying Parties shall be entitled, if they so elect at their own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of their own choice to handle and defend the same unless the named parties to such action or proceeding include both an Indemnifying Party and the Indemnified Person and the Indemnified Person has been advised by counsel that there may be one or more legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Parties, in which event the Indemnified Person shall be entitled, at the Indemnifying Parties’ cost, risk and expense, to separate counsel of its own choosing and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Person, which consent shall not be unreasonably withheld. The Indemnified Person shall cooperate in all reasonable respects with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the Indemnified Person may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers. If the Indemnifying Parties fail to assume the defense of such claim within fifteen (15) calendar days after receipt of the notice of claim by the Indemnified Parties, the Indemnified Person against which such claim has been asserted will (upon delivering notice to such effect to the Indemnifying Parties) have the right to undertake, at the Indemnifying Parties’ cost, risk and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the Indemnifying Parties; provided, however, that such claim shall not be compromised or settled without the written consent of the Indemnifying Parties, which consent shall not be unreasonably withheld. If the Indemnified Person assumes the defense of the claim, the Indemnified Person will keep the Indemnifying Parties reasonably informed of the progress of any such defense, compromise or settlement. The Indemnifying Parties shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 18.6 and for any final judgment (subject to any right of appeal), and the Indemnifying Parties shall indemnify and hold harmless an Indemnified Person from and against any Damages by reason of such settlement or judgment.
     18.7 Payments. Payments by an Indemnified Person for amounts for which it is indemnified hereunder shall not be a condition precedent to recovery; provided that the Indemnified Person has actually incurred Damages. Amounts payable by an Indemnifying Party to an Indemnified Person in respect of Damages for which an Indemnified Person is entitled to indemnification hereunder shall be payable by the Indemnifying Party as incurred by the Indemnified Person.

     18.8 Limitations on Indemnity.
          (a) Limitations on Seller’s Indemnity. The maximum amount of Damages for which the Sellers shall be liable for Buyer Claims made pursuant to Section 18.2 shall be ten percent (10%) of the Purchase Price (the “Maximum Amount”). No Buyer Party shall seek, or be entitled to, indemnification from the Sellers pursuant to Section 18.2 until the aggregate amount of Damages incurred or suffered by all Buyer Parties under such section exceeds One Hundred Thousand and 00/100 Dollars ($100,000) (the “Damage Threshold”), and once the Buyer Parties have incurred or suffered aggregate Damages exceeding the Damage Threshold, the Buyer Parties shall be entitled to recover only the amount of Damages in excess of the Damage Threshold. All Buyer Claims made pursuant to Section 18.2 with respect to the representations and warranties contained in Section 6.1(l) (Tax Matters) and Section 6.1(n) (Environmental Matters) are not subject to the Damage Threshold and shall be fully reimbursable. Notwithstanding the above, Buyer shall not seek, or be entitled to, indemnification from Sellers for matters of which Buyer had actual knowledge prior to the Closing, as Buyers election to close shall be deemed a waiver of such matters.
          (b) Limitation on Buyer’s Indemnity. The maximum amount of Damages for which Buyer shall be liable for Seller Claims made pursuant to Section 18.3 shall be One Million and 00/100 Dollars ($1,000,000). No Seller Party shall seek, or be entitled to, indemnification from Buyer pursuant to Section 18.3 until the aggregate amount of Damages incurred or suffered by all Seller Parties exceeds the Damage Threshold, and once the Seller Parties have incurred or suffered aggregate Damages exceeding the Damage Threshold, the Seller Parties shall be entitled to recover only the amount of Damages in excess of the Damage Threshold.
          (c) Exceptions. Notwithstanding anything to the contrary in this Agreement, claims for indemnification based on allegations of actual fraud or intentional misrepresentation shall not be subject to the limitations set forth in this Section 18.8.
          (d) Insurance. The amount of any Damages for which indemnification is provided under Sections 18.2 or 18.3 shall be net of any insurance proceeds received by the Indemnified Party as an offset of such Damages (net of any costs incurred in connection with the collection thereof, including deductibles, legal and administrative costs and costs of investigation).
Article XIX—Termination
     In the event of the termination of this Agreement that, by the express terms of this Agreement, is governed by this Article XIX, the Earnest Money Deposit, together with interest thereon, and any other sums deposited by Buyer with the Escrow Agents shall be returned to Buyer (less any amounts to be paid to the Accountant pursuant to Section 4.4), all documents delivered into escrow shall be returned by the Escrow Agents to the depositing party, Buyer shall return to the Sellers any Due Diligence Materials

(hereinafter defined) delivered by the Sellers to Buyer, and each party shall pay any costs theretofore incurred by it or for which such party is responsible in accordance with the terms hereof, whereupon neither party shall have any additional liability hereunder and this Agreement shall be terminated, except that the indemnification provisions of Article XVIII above and the confidentiality provisions of Section 20.10 shall survive such termination and remain in effect. Buyer and Sellers shall have the right to terminate this Agreement without such termination being characterized as a default of such terminating party, if any closing condition set forth in Section 5.1 with respect to Buyer and Sellers are not met by the Closing or waived, which waiver may be express or by operation of any time deadlines set forth in the Agreement. Notwithstanding anything to the contrary, in the event the Closing has not occurred by February 1, 2006, Sellers may elect to withdraw from the transaction and terminate the Agreement.
Article XX—Miscellaneous
     20.1 Entire Agreement. All schedules and exhibits are hereby incorporated by reference and are expressly made a part hereof. There are no other representations, understandings or agreements heretofore made between the parties, except those that are expressly set forth herein. Except for the agreements, instruments and understandings contemplated herein, this Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cannot be changed, modified, discharged or terminated, except by a writing signed by both parties. This provision is not intended to abrogate any other written agreement between the parties or their respective affiliates executed contemporaneously with or after this Agreement or any written agreement pertaining to a different subject matter.
     20.2 Gender. Where necessary or appropriate to the meaning hereof, the singular shall be deemed to include the plural and the masculine to include the feminine and neuter.
     20.3 Modification. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions herein contemplated. Any modifications or amendments to this Agreement shall be effective only if in writing and executed by each of the parties hereto.
     20.4 Notices. Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified or registered U.S. mail, postage prepaid, return receipt requested, (c) by telecopy with concurrent delivery by a commercial overnight courier that guarantees next day delivery and provides a receipt, or (c) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and shall be addressed as follows:

Sellers:	On behalf of each Seller—
Veard & Lowe Investments, Inc.
Attn: Jon R. Veard, Chairman
300 Broadway Avenue, Suite 202
Lorain, Ohio 44052
Facsimile: (440) 245-2821

Buyer:	Paragon Real Estate Equity and Investment Trust
Attn: James C. Mastandrea, Chief Executive Officer
1240 Huron Road, Suite 301
Cleveland, Ohio 44115
Facsimile: (216) 430-2702
     Either party hereto may change the name and address of the designee to which notice shall be sent by giving notice of such change to the other party hereto as hereinbefore provided. Any notice shall be effective on delivery or on the date delivery was refused.
     20.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.
     20.6 No Merger. The agreements, representations and warranties herein contained shall survive the delivery and recording of the Deeds and shall not be merged therein or extinguished thereby.
     20.7 Assignment. The term “Buyer” as used herein shall mean Buyer or its nominee and their respective successors and permitted assigns. Buyer shall have right to assign this Agreement in whole or in part to any entity that is affiliated with and controlled by, directly or indirectly, Buyer without the prior written consent of the Sellers and, upon assumption of this Agreement by such party or parties, Buyer shall be released from all liability hereunder. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any assignment by Buyer to an unrelated third party that is not controlled by Buyer shall require the prior written consent of Sellers, which consent shall not be unreasonably withheld.
     20.8 Interpretation. This Agreement shall not be construed more strictly against one party than against the other merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both Seller and Buyer have contributed substantially and materially to the preparation of this Agreement. The headings of various Articles, Sections and paragraphs in this Agreement are for convenience only and are not to be utilized in construing the content or meaning of the substantive provisions hereof. The captions of the Sections of this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit or amplify the terms or provisions of this Agreement.
     20.9 Severability. In the event that any one or more terms or provisions hereof shall be held void or unenforceable by any court or arbitrator, all remaining terms and provisions hereof shall remain in full force and effect.
     20.10 Confidentiality. Buyer agrees not to disclose any of the underlying material related to any Property or to the terms of this Agreement, such as the Occupancy Leases, Service Contracts or other due diligence materials received by Buyer in connection with this transaction (the “Due Diligence Materials”), to any other party except to Buyer’s attorneys, accountants, consultants, prospective lenders and prospective investors. However, the Sellers’ acknowledge that Buyer, as a publicly held company, is required by law governing publicly held companies, under the rules and regulations of the United States Securities and Exchange Commission, and the American Stock Exchange to issue from time to time, certain public disclosures regarding this Agreement and the terms hereof; provided, however, that Buyer will provide Seller with a copy of such public disclosures in advance of its release. In doing so, Buyer will release only the information it deems is required to be disclosed. Buyer further agrees to return the Due Diligence Materials promptly to the Sellers in the event of the termination of this Agreement without the occurrence of Closing. The confidentiality provisions of this Section 20.10 shall survive any default or termination of this Agreement.
     20.11 No Brokers or Finders. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on by Buyer and the Sellers and their respective duly authorized representatives, without the introduction or intervention of any such person not a party to this Agreement in such a manner as to give rise to any claim by any such person against Buyer for any brokerage commissions, finder’s fees or other like payments.
     20.12 Payment of Expenses. Unless otherwise specified in this Agreement, each of the parties will pay its own expenses, including, without limitation, the expenses of its own counsel, investment bankers and accountants, incurred in connection with the preparation, execution and delivery of this Agreement and the other agreements and documents referred to herein and the consummation of the transactions contemplated hereby and thereby. All expenses of the parties in enforcing any of the provisions of this Agreement and the other agreements and documents referred to herein, including reasonable attorneys’ fees, will be borne as determined by the court or arbitrator deciding any dispute under this Agreement in accordance with their determination of what is fair and equitable under the circumstances.
     20.13 Counterpart Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement as of the day and year first above written.

SELLERS:

Veard Baytown Limited Partnership

By:	/s/ Jon R. Veard

Jon R. Veard, General Partner

Veard Stafford Limited Partnership

By:	Veard & Lowe Stafford LLC, General Partner

	By:	Veard & Lowe Capital IV, LLC,
Sole Member to General Partner

		By:	Veard & Lowe Investments, Inc.,
Managing Member to Sole Member

			By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Lake Jackson Limited Partnership

By:	Veard & Lowe Capital III LLC, General Partner

	By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Wharton Limited Partnership

By:	Veard & Lowe Capital III LLC, General Partner

	By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Irving Limited Partnership

By:	Veard & Lowe Capital III LLC, General Partner

By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

	By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Arlington Limited Partnership

By:	Veard & Lowe Capital IV LLC, General Partner

	By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Amarillo Limited Partnership

	By:	Veard & Lowe Amarillo, Inc., General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Victoria Limited Partnership

By:	Veard & Lowe Capital V LLC, General Partner

	By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Kettering Limited Partnership

By:	Veard & Lowe Capital IV LLC, General Partner

	By:	Veard & Lowe Investments, Inc.,
Managing Member to General Partner

		By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

Veard Canton Limited Partnership

By:	Veard & Lowe Investments, Inc., General Partner

	By:	/s/ Jon R. Veard

Jon R. Veard, Chairman

BUYER:

Paragon Real Estate Equity and Investment Trust,
a Maryland Business Trust

By:	/s/ James C. Mastandrea

James C. Mastandrea, Chief
Executive Officer